Exhibit (d)(37)(b)

SUBADVISORY FEE WAIVER AGREEMENT

PACIFIC FUNDSSM LARGE-CAP

OF PACIFIC FUNDS SERIES TRUST

This SUBADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Investment Adviser”), Rothschild Asset Management Inc. (the “Subadviser”) and Pacific Funds Series Trust (the “Trust”), on behalf of Pacific FundsSM Large-Cap, a series fund of the Trust (the “Fund”), is effective as of January 11, 2016.

WHEREAS, the Trust is a Delaware Statutory Trust and is registered with the U.S. Securities and Exchange Commission (“SEC”) as an open-end, management investment company of the series type under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust, the Investment Adviser and the Subadviser are parties to the Subadvisory Agreement dated January 11, 2016 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes certain investment advisory services for the Fund for compensation (a “Subadvisory Fee”) as reflected in Exhibit A of the Subadvisory Agreement.

NOW THEREFORE, the parties hereto agree as follows:

I.	Subadvisory Fee Waiver

A.	Amount of Waiver. During the term of this Agreement, for so long as Subadviser remains the sub-adviser of the Fund, the Subadviser hereby agrees to waive 0.05% of the Subadvisory Fee.

II.	Term and Termination of Agreement

A.	This Agreement shall have a term commencing on January 11, 2016 and ending January 10, 2018.

B.	Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Subadvisory Agreement or upon termination of the Investment Adviser as investment adviser to the Fund.

III.	Miscellaneous

A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.

Definitions. Any question or interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Subadvisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Subadvisory Agreement or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of Delaware, without regard to the conflict of law provision thereof.

IN WITNESS WHEREOF, the parties have caused this Subadvisory Fee Waiver Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals be hereunto affixed, as of the day and year first above written.

PACIFIC FUNDS SERIES TRUST

By: /s/ Howard T. Hirakawa	By: /s/ Laurene E. MacElwee

Name: Howard T. Hirakawa	Name: Laurene E. MacElwee
Title: Senior Vice President	Title: VP & Assistant Secretary

ROTHSCHILD ASSET MANAGEMENT INC.

By: /s/ Michael J. Woods	By: /s/ Thomas Rawlings
Name: Michael J. Woods	Name: Thomas Rawlings
Title: Chief Executive Officer	Title: Chief Operating Officer

PACIFIC LIFE FUND ADVISORS LLC

By: /s/ Howard T. Hirakawa	By: /s/ Laurene E. MacElwee
Name: Howard T. Hirakawa	Name: Laurene E. MacElwee
Title: SVP, Fund Advisor Opoerations	Title: VP & Assistant Secretary